UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2015

Commission File Number

Novogen Limited

(Translation of registrant’s name into English)

16-20 Edgeworth David Ave, Hornsby, NSW 2077, Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novogen Limited (Registrant)

Lionel Mateo

Lionel Mateo

Company Secretary

Date 27 April 2015

ASX:NRT

NASDAQ:NVGN

Novogen Ltd

(Company)

ABN 37 063 259 754

Capital Structure

Ordinary Shares on issue:

286 M

Board of Directors

Dr Graham Kelly

Chairman & Executive Director

Steve Coffey

Non Executive Director

John O’Connor

Non Executive Director

Prof Peter Gunning

Non Executive Director

MARKET RELEASE

27 April 2015

NOVOGEN POSTS DETAILS ON RIGHTS ISSUE OFFERING FOR SHAREHOLDERS

Sydney, Australia, 27 April 2015: US-Australian drug discovery company, Novogen Limited (NRT: ASX; NVGN: NASDAQ) (Company), announced last week that it lodged a prospectus with ASIC on 23 April 2015 relating to its pro rata non-renounceable rights issue (Offering). The prospectus has been posted on its website and notices to shareholders and optionholders have been dispatched as required under the ASX Listing Rules. Copies of the notices to shareholders and optionholders are available on the Company’s website at www.novogen.com.

This announcement intends to bring certain key matters and important dates to the attention of shareholders and to the market generally.

All dates and time in this announcement are to Sydney Australia date and time.

If you wish to buy shares which carry rights to participate in the Offering they must be bought on or before ASX closes tomorrow afternoon, 4pm on 28 April 2015.

This is because Wednesday 29th April 2015 is the “ex date” (the day on and from which any transfers of Novogen shares will not include rights to participate in the Offering).

Friday 1st May 2015 is the Record Date. Investors recorded as shareholders at 7pm on that day will qualify to participate in the Offering. If you are an optionholder wishing to participate in this Offering in respect of your options, you would need to exercise those options and pay (in cleared funds) for the resulting shares before this time.

The Offering is being made pursuant to a Prospectus dated and lodged with the Australian Securities & Investments Commission (ASIC) on 23 April 2015. The Prospectus has been lodged with ASX and is available from ASX’s website at www.asx.com.au under the code “NRT”. The Prospectus, copies of the notices posted to shareholders and optionholders in relation to the Offering, and a general information sheet can also be obtained from the Novogen website, www.novogen.com/prospectus. Neither ASIC nor ASX takes any responsibility for the contents of the Prospectus.

US investors

US residents should note that the Prospectus has not been registered with the SEC and therefore is only intended for Australian and New Zealand residents.

Certain US residents who are holders of ASX quoted shares and are also institutional “accredited investors” (as defined in Rule 501(a)(1), (2), (3), (7) and (8) under the U.S. Securities Act of 1933) may be eligible to take shares under this Offering.

The Offering is not open to investors who only hold the Company’s securities that trade on NASDAQ in the form of ADSs.

If a US entity believes it may be eligible, it should obtain professional advice or contact:

Dr Graham Kelly

Email: graham.kelly@novogen.com

Phone: +61 (0) 429 854 390

If a US investor is eligible, it should complete the US Investor Certificate (www.novogen.com/pdf/investor-certificate.pdf) and return it with their Entitlement and Acceptance Form and application money.

Graham Kelly, Novogen CEO and Executive Chairman, said, “This rights issue, in conjunction with the recent Placement, is intended to give the Company 2 years of funding to underpin its strong growth strategy.”

“A successful capital-raising at this time takes away the future uncertainties of the market at such a critical time in the Company’s development. With some years before we expect to be generating revenue, we have opted for certainty at a time of strong market sentiment for the Company specifically and the biotech sector generally.”

“By the start of 2015, just two short years after we had started, we had spent approximately $10 million developing two new drug technology platforms to the point where we had a good understanding of their potential and had identified 3 lead oncology drug candidates. That speed and that relatively low cost is testament to the capacity and dedication of this Company’s staff.”

“The Board believes that we now have a responsibility to our shareholders to maximise the opportunities on offer. We will only be taking steps we are confident of taking, but neither will your executive be risk-averse by looking for slow, organic growth. We believe that two exciting new drug technology platforms give us an extraordinary opportunity for growth. The task now is to grow into that opportunity.”

“Over the next 2 years, the Company needs an additional $60 million in funding to help bring drug candidates into the clinic for the identified opportunities of treatment of malignant ascites, malignant pleural effusion, malignant melanoma, castrate-resistant prostate cancer, glioblastoma, medulloblastoma, diffuse intrinsic pontine glioma, neuroblastoma, brain damage, SanFilippo Syndrome and muscular dystrophies. Our objective with this current capital-raise is to ensure that we will be in or close to being in the clinic for as many of these indications as it believes it reasonably can within the next 2 years without worrying about funding,” Kelly said.

The securities offered pursuant to the Prospectus will only be issued on the basis of the Entitlement and Acceptance Form accompanying the Prospectus that is scheduled for despatch to eligible shareholders on 6 May 2015 and only after the expiry of the exposure period contemplated by section 727(3) of the Corporations Act 2001 (Cth).

Any person who wishes to apply for securities under this Offering will need to complete an Entitlement and Acceptance accompanying the Prospectus. No Entitlement and Acceptance Form will be accessible electronically.

All interested applicants should read the Prospectus in its entirety before deciding whether to acquire securities under this Offering.

About Novogen

Novogen is a public, Australian-US drug-development company whose shares trade on both the Australian Securities Exchange (‘NRT’) and NASDAQ (‘NVGN’). The Novogen group includes US-based, CanTx Inc, a joint venture company with Yale University. Novogen has two main drug technology platforms: super-benzopyrans (SBPs) and anti-tropomyosins (ATMs). SBP compounds have been designed to kill the full heterogeneity of cells within a tumor, but with particular activity against the slowly-dividing, less differentiated cancer stem (tumor-initiating) cell. The ATM compounds target the micro-filament component of the cancer cell’s cytoskeleton and have been designed to combine with anti-microtubule drugs (taxanes, vinca alkaloids) to produce comprehensive and fatal destruction of the cancer cell cytoskeleton. The Company pipeline currently comprises two SBP drug candidates (TRXE-002, TRXE-009) and one ATM drug candidate (Anisina).

For more information, please visit www.novogen.com

Corporate Contact Dr. Graham Kelly Executive Chairman & CEO Novogen Group Graham.Kelly@novogen.com +61 (0) 2 9472 4100	Media Enquiries Cristyn Humphreys Chief Operating Officer Novogen Group Cristyn.Humphreys@novogen.com +61 (0) 2 9472 4111

Forward Looking Statement

All statements other than statements of historical fact included in this announcement including, without limitation, statements regarding future plans and objectives of Novogen Limited (“Novogen”) are forward-looking statements. When used in this announcement, forward-looking statements can be identified by words such as ‘may’, ‘could’, ‘should’, ‘would’, ‘believes’, ‘estimates’, ‘targets’, ‘expects’ or ‘intends’ and other similar words that involve risks and uncertainties.

Such statements relate to future events and expectations and as such involve known and unknown risks and uncertainties. These risks and uncertainties include, among other things, market conditions, weather risks, economic and political risks.

These statements are based on an assessment of present economic and operating conditions, and on a number of assumptions regarding future events and actions that, as at the date of this announcement, are expected to take place. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties, assumptions and other important factors, many of which are beyond the control of Novogen, its directors and management, which could cause Novogen’s actual results to differ materially from the results expressed or anticipated in these statements.

Novogen cannot and does not give any assurance that the results, performance or achievements expressed or implied by the forward-looking statements contained in this announcement will actually occur and investors are cautioned not to place undue reliance on these forward-looking statements. Actual results, actions, and developments may differ materially from those expressed or implied by those forward-looking statements depending on a variety of factors.

Novogen does not undertake to update or revise forward- looking statements, or to publish prospective financial information in the future, regardless of whether new information, future events or any other factors affect the information contained in this announcement, except where required by applicable law and stock exchange listing requirements.